Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No.333-7140) of POSCO and subsidiaries (the “Company”) of our report dated May 15, 2007 relating to the consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of income, statements of changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, which appears in this Form 20-F.
/s/ Samil PricewaterhouseCoopers
Seoul, Republic of Korea
June 27, 2007
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.